                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            The MicroCap Fund, Inc.
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                   594949  0
                                  -----------
                                (CUSIP Number)


                              Eric A. Stern, Esq.
                               Latham & Watkins
                        1001 Pennsylvania Avenue, N.W.
                                  Suite 1300
                            Washington, D.C.  20004


                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                March 29, 1995
                                --------------

                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: / /
                                                                        ---
Check the following box if a fee is being paid with the statement:  /  /
                                                                    ---
                              Page 1 of 25 Pages
                                        --
                          Exhibit Index is on Page 20
                                                   --

                                 SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GELLER & FRIEND CAPITAL PARTNERS, INC.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X /
                                                                          ----
                                                                     (b)  /   /
                                                                          ----
3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          Not Applicable


5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        /   /
                                                                          ----
6)  CITIZENSHIP OR PLACE OR ORGANIZATION

          CALIFORNIA


      NUMBER OF          7)  SOLE VOTING POWER

       SHARES                Not Applicable

    BENEFICIALLY         8)  SHARED VOTING POWER

      OWNED BY               Not Applicable

        EACH             9)  SOLE DISPOSITIVE POWER

     REPORTING               Not Applicable

       PERSON           10)  SHARED DISPOSITIVE POWER

        WITH                 Not Applicable


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Not Applicable

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /   /
                                                                        ----
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Not Applicable

14)  TYPE OF REPORTING PERSON

          CO

                                 SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MARSHALL GELLER

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  / X /
                                                                          ----
                                                                     (b)  /   /
                                                                          ----
3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          Not Applicable

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)   /   /
                                      ----
6)   CITIZENSHIP OR PLACE OR ORGANIZATION

          UNITED STATES

      NUMBER OF          7)  SOLE VOTING POWER

       SHARES                Not Applicable

    BENEFICIALLY         8)  SHARED VOTING POWER

      OWNED BY               Not Applicable

        EACH             9)  SOLE DISPOSITIVE POWER

     REPORTING               Not Applicable

       PERSON           10)  SHARED DISPOSITIVE POWER

        WITH                 Not Applicable

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Not Applicable

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /   /
                                                                        ----

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Not Applicable

14)  TYPE OF REPORTING PERSON

          IN

                                 SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ROBERT M. PERGAMENT

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  / X /
                                                                          ----
                                                                     (b)
                                                                          ----

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)   /   /
                                     ----
6)  CITIZENSHIP OR PLACE OR ORGANIZATION

          UNITED STATES


      NUMBER OF          7)  SOLE VOTING POWER

       SHARES                Not Applicable

    BENEFICIALLY         8)  SHARED VOTING POWER

      OWNED BY               23,000 (See Item 5)

        EACH             9)  SOLE DISPOSITIVE POWER

     REPORTING               Not Applicable

       PERSON           10)  SHARED DISPOSITIVE POWER

        WITH                 23,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          23,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /   /
                                                                        ----
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IN

                                 SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GERALD B. CRAMER

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  / X /
                                                                          ----
                                                                     (b)
                                                                          ----
3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)   /   /
                                     ----

6)  CITIZENSHIP OR PLACE OR ORGANIZATION

          UNITED STATES



      NUMBER OF          7)  SOLE VOTING POWER

       SHARES                Not Applicable

    BENEFICIALLY         8)  SHARED VOTING POWER

      OWNED BY               66,000 (See Item 5)

        EACH             9)  SOLE DISPOSITIVE POWER

     REPORTING               Not Applicable

       PERSON           10)  SHARED DISPOSITIVE POWER

        WITH                 66,000 (See Item 5)


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          66,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /   /
                                                                        ----
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.1% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IN

                                 SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          INGLESIDE COMPANY

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)   / X /
                                                                          ----
                                                                    (b)
                                                                          ----
3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)   /   /
                                     ----
6)  CITIZENSHIP OR PLACE OR ORGANIZATION

          NEW YORK


      NUMBER OF          7)  SOLE VOTING POWER

       SHARES                Not Applicable

    BENEFICIALLY         8)  SHARED VOTING POWER

      OWNED BY               40,000 (See Item 5)

        EACH             9)  SOLE DISPOSITIVE POWER

     REPORTING               Not Applicable

       PERSON           10)  SHARED DISPOSITIVE POWER

        WITH                 40,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          40,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /   /
                                                                        ----
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.9% (See Item 5)

14)  TYPE OF REPORTING PERSON

          PN

                                 SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EDWARD J. ROSENTHAL

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  / X /
                                                                          ----
                                                                     (b)
                                                                          ----
3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)   /   /
                                     ----
6)  CITIZENSHIP OR PLACE OR ORGANIZATION

          UNITED STATES

                         7)  SOLE VOTING POWER

                             Not Applicable

                         8)  SHARED VOTING POWER

                             12,000 (See Item 5)

                         9)  SOLE DISPOSITIVE POWER

                             Not Applicable

                        10)  SHARED DISPOSITIVE POWER

                             12,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /   /
                                                                        ----
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.56% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IN

                                 SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GOODNESS GARDENS INC.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  / X /
                                                                          ----
                                                                     (b)
                                                                          ----
3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)   /   /

6)  CITIZENSHIP OR PLACE OR ORGANIZATION

          NEW YORK

                         7)  SOLE VOTING POWER

                             Not Applicable

                         8)  SHARED VOTING POWER

                             5,000 (See Item 5)

                         9)  SOLE DISPOSITIVE POWER

                             Not Applicable

                        10)  SHARED DISPOSITIVE POWER

                             5,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /   /
                                                                        ----
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.23% (See Item 5)

14)  TYPE OF REPORTING PERSON

          CO

                                 SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CRAMER ROSENTHAL MCGLYNN, INC.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)   / X /
                                                                          ----
                                                                    (b)
                                                                          ----
3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          NOT APPLICABLE

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)   /   /
                                     ----
6)  CITIZENSHIP OR PLACE OR ORGANIZATION

          NEW YORK


      NUMBER OF          7)  SOLE VOTING POWER

       SHARES                Not Applicable

    BENEFICIALLY         8)  SHARED VOTING POWER

      OWNED BY               146,000 (See Item 5)

        EACH             9)  SOLE DISPOSITIVE POWER

     REPORTING               Not Applicable

       PERSON           10)  SHARED DISPOSITIVE POWER

        WITH                 146,000 (See Item 5)


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          146,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /   /

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IA

                                 SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ROBERT L. PRIDDY

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  / X /
                                                                          ----
                                                                     (b)  /   /

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)   /   /
                                     ----
6)  CITIZENSHIP OR PLACE OR ORGANIZATION

          UNITED STATES


      NUMBER OF          7)  SOLE VOTING POWER

       SHARES                128,600

    BENEFICIALLY         8)  SHARED VOTING POWER

      OWNED BY               4,000

        EACH             9)  SOLE DISPOSITIVE POWER

     REPORTING               128,600

       PERSON           10)  SHARED DISPOSITIVE POWER

        WITH                 4,000

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          150,100 (INCLUDING 17,500 COMMON STOCK ISSUABLE UPON
          CONVERSION OF PREFERRED STOCK)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN
     SHARES                                                               /   /
                                                                          ----
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.0%

14)  TYPE OF REPORTING PERSON

          IN

                                 SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MICHAEL S. FALK

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  / X /
                                                                          ----
                                                                     (b)  /   /
                                                                          ----
3)   SEC USE ONLY

4)   SOURCE OF FUNDS

     PF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)   /   /
                                     ----
6)  CITIZENSHIP OR PLACE OR ORGANIZATION

          UNITED STATES


      NUMBER OF          7)  SOLE VOTING POWER

       SHARES                23,500

    BENEFICIALLY         8)  SHARED VOTING POWER

      OWNED BY               10,000

        EACH             9)  SOLE DISPOSITIVE POWER

     REPORTING               23,500

       PERSON           10)  SHARED DISPOSITIVE POWER

        WITH                 10,000

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          30,625 (including 7,125 Common Stock issuable upon conversion of preferred stock)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /   /
                                                                        ----
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.4%

14)  TYPE OF REPORTING PERSON

          IN

                                 SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          COMMONWEALTH ASSOCIATES

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  / X /
                                                                          ----
                                                                     (b)  /   /
                                                                          ----
3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)   /   /
                                     ----
6)  CITIZENSHIP OR PLACE OR ORGANIZATION

          NEW YORK


      NUMBER OF          7)  SOLE VOTING POWER

       SHARES                10,000

    BENEFICIALLY         8)  SHARED VOTING POWER

      OWNED BY               Not Applicable

        EACH             9)  SOLE DISPOSITIVE POWER

     REPORTING               10,000

       PERSON           10)  SHARED DISPOSITIVE POWER

        WITH                 Not Applicable

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,000 (including 3,000 Common Stock issuable upon conversion of preferred stock)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES   /   /
                                                                         ----

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.57%

14)  TYPE OF REPORTING PERSON

          BD

Schedule 13D

Item 1.   Security and Issuer

          This Statement on Schedule 13D (the "Statement") relates to the common stock, $0.01 par value (the "Common Stock"), of the MicroCap Fund, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 733 Third Avenue, 11th Floor, New York, New York 10017.

Item 2.   Identity and Background

          (a) - (c) This Statement is being filed by Geller & Friend Capital Partners, Inc. ("GFCP"), Marshall Geller ("Geller"), Robert M. Pergament ("Pergament"), Gerald B. Cramer ("Cramer"), Ingleside Company ("Ingleside"), Robert L. Priddy ("Priddy"), Edward J. Rosenthal ("Rosenthal"), Goodness Gardens Inc. ("Goodness Gardens"),
          Cramer Rosenthal McGlynn, Inc. ("CRM"),    Michael S. Falk ("Falk")
          and Commonwealth Associates ("CWA"), each of which is a "Reporting Person" and all of which are the "Reporting Persons."

          Geller & Friend Capital Partners, Inc. is a corporation whose business address is 1875 Century Park East, Suite 1770, Los Angeles, CA 90067 and which is principally engaged in the business of merchant banking. Marshall Geller is the Chairman, Chief Executive Officer, and Secretary of GFCP, and Larry Friend is the Treasurer and Chief Financial Officer of GFCP.

          Marshall Geller is an individual whose business address is 1875 Century Park East, Suite 1770, Los Angeles, CA 90067 and who is engaged in business as Chairman of GFCP.

          Pergament is an individual whose business address is 707 Westchester Avenue, White Plains, New York 10604 and who is a professional investor.

          Cramer is an individual whose business address is 707 Westchester Avenue, White Plains, New York 10604 and who is principally engaged in the investment advisory business as Chairman of CRM.

          CRM is a corporation whose business address is: 707 Westchester Avenue, White Plains, New York 10604 and which is principally engaged in the business of investment. A majority of the common stock of CRM is owned by Gerald B. Cramer.

          Rosenthal is an individual whose business address is 707 Westchester Avenue, White Plains, New York 10604 and who is principally engaged in the investment advisory business as Vice Chairman of CRM.

          Goodness Gardens is a corporation whose business address is 707 Westchester Avenue, White Plains, New York 10604 and which is principally engaged in the business of growing and selling hydroponic herbs. The executive officers and directors of Goodness Gardens are listed on Schedule I. A majority of the common stock of Goodness Gardens is owned by WOW Associates, a Connecticut limited partnership of which Rosenthal is the managing general partner and members of Rosenthal's family are the other partners.

          Priddy is an individual whose business address is 1800 Phoenix Blvd., Suite 126, Atlanta GA 30349 who is principally engaged in the commercial airline industry as an executive of ValuJet Airlines, Inc.

          Ingleside is a partnership whose business address is 707 Westchester Avenue, White Plains, New York 10604 and which is principally engaged in the business of investment. The partners of Ingleside are Barry W. Gray and Thomas C. Israel, each of whom is a professional investor whose business address is 707 Westchester Avenue, White Plains, New York 10604.

          Michael S. Falk is an individual whose business address is 733 Third Avenue, 24th Floor, New York, New York 10017 and who is principally engaged in business as Chairman and Chief Executive Officer of Commonwealth Associates.

          Commonwealth Associates is a limited partnership whose business address is 733 Third Avenue, 24th Floor, New York, New York 10017 and which is principally engaged in the business of investment banking. The executive officers and directors of Commonwealth Associates are listed on Schedule I. The General Partner of CWA is Commonwealth Associates Management, Corp., Inc., a corporation of which Michael S. Falk is the majority stockholder.

          The name, business address and present principal occupation or employment of each of the executive officers, directors and controlling shareholders of CRM, Goodness Gardens and CWA are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

          (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on

          Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The cost of the shares of Common Stock reported owned by Ingleside, CWA and Goodness Gardens was funded out of each such entity's working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total cost of the reported securities for each Reporting Person who purchased such securities is as follows:

Reporting Person                   Total Cost
- --------------------               ----------

CWA                                  $100,000
Falk                                 $165,625
Robert L. Priddy                     $915,045
Pergament                            $118,200
Cramer                               $335,375
Ingleside                            $204,375
Rosenthal                            $ 62,000
Goodness Gardens                     $ 25,625

Item 4.   Purpose of Transaction

          The Reporting Persons plan to nominate individuals for Board of Directors. The Reporting Persons believe such nominees would support actions to increase shareholder value and reduce the discount between the market price of the Common Stock and its net asset value per share, including such material actions as a change in the dividend policy of the Company, converting the fund to an open-end fund, liquidation of a material amount of the Company's assets, and a merger, reorganization or liquidation of the Company.

          The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by him. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

          Except as disclosed in this Item 4 and previously disclosed in the prior Schedule 13D filed by the Reporting Persons, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Item (a) through (j) of the instructions of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Persons beneficially own an aggregate of 338,725 shares of Common Stock, representing approximately 16% of the outstanding shares of Common Stock. Pergament beneficially owns 23,000 shares of Common Stock, representing approximately 1.0% of the outstanding shares. Cramer beneficially owns 66,000 shares of Common Stock, representing approximately 3.1% of the outstanding shares. Ingleside beneficially owns 40,000 shares of Common Stock, representing approximately 1.9% of the outstanding shares. Goodness Gardens beneficially owns 5,000 shares of Common Stock, representing approximately 0.23% of the outstanding shares. Rosenthal beneficially owns 12,000 shares of Common Stock, representing approximately 0.56% of the outstanding shares. Priddy beneficially owns 150,100 shares of Common Stock (including 17,500 Common Stock issuable upon conversion of preferred stock) representing approximately 7.0% of the outstanding shares. Falk beneficially owns 30,625 shares of Common Stock (including 7,125 Common Stock issuable upon conversion of preferred stock), representing approximately 1.4% of the outstanding shares.
          CWA beneficially owns 12,000 shares of Common Stock (including 2,000 Common Stock issuable upon conversion of preferred stock) representing approximately 0.57% of the outstanding shares./1/

     (b) By reason of its position as investment advisor to each other Reporting Person with the exception of Priddy, Geller, GFCP, Falk and CWA, CRM may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by all other Reporting Persons. By reason of their respective positions as Chairman and Vice Chairman of CRM, Cramer and Rosenthal may each be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by all other Reporting Persons with the exception of Priddy, Geller, GFCP, Falk and CWA. Pursuant to
- ---------------
/1/ Percentages are based upon 2,108,096 shares of Common Stock reported outstanding as of November 30, 1995 in the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1995.

          Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i) CRM disclaims beneficial ownership of all shares of Common Stock owned by each other Reporting Person and (ii) each of Cramer and Rosenthal disclaims beneficial ownership of all shares of Common Stock owned by each other Reporting Person except those shares in which he has a pecuniary interest. By reason of his position as Chairman and Chief Executive Officer of CWA, Falk may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by CWA. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, Falk disclaims beneficial ownership of all shares of Common Stock owned by CWA except shares in which he has a pecuniary interest.

     (c) Except as set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All transactions reported on Schedule II were effected in the open market.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Reporting Persons have entered into an oral agreement to the effect that GFCP will assist the Reporting Persons in connection with accomplishing the purposes set forth in Item 4. As consideration for this agreement, the Reporting Persons have agreed to pay GFCP a percentage of the profits realized as a result of such efforts as follows: 10% of such profits up to $7.00 per share, and above $7.00 per share, 20% of such profits (assuming for the purpose of these calculations, that the value per share on the date of such agreement was $5.00). In addition, the Reporting Persons (exclusive of Geller and GFCP) have agreed to share out-of-pocket expenses incurred in connection with the activities contemplated by the agreement.

          No written agreement exists with respect to the above described agreement between and among the Reporting Persons. However, it is contemplated that such written agreement, if developed, would be filed promptly as an exhibit.

          Robert M. Pergament, Gerald B. Cramer, Ingleside Company, Edward J. Rosenthal, Goodness Gardens Inc., Cramer Rosenthal McGlynn, Inc. and Robert L. Priddy have previously filed Schedule 13Ds and amendments thereto pursuant to Rules 13d-1 and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended. It is contemplated that all further filings on Schedule 13D by such persons will be made by a filing by the Reporting Persons.

Item 7.   Material to be Filed as Exhibits:

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:


Dated:  April 8, 1996

                              /s/ Marshall Geller
                         Marshall Geller


                         GELLER & FRIEND CAPITAL PARTNERS

                              By: /s/ Marshall Geller
                                        Marshall Geller


                              /s/ Robert M. Pergament
                         Robert M. Pergament


                              /s/ Gerald B. Cramer
                         Gerald B. Cramer


                         CRAMER ROSENTHAL MCGLYNN, INC.


                         By: /s/ Gerald B. Cramer
                                  Gerald B. Cramer

                         INGLESIDE COMPANY


                         By: /s/ Barry Gray
                                  Barry Gray


                              /s/ Edward J. Rosenthal
                         Edward J. Rosenthal


                         GOODNESS GARDENS INC.


                         By: /s/ Edward J. Rosenthal
                                  Edward J. Rosenthal


                              /s/ Robert L. Priddy
                         Robert L. Priddy

                              /s/ Michael S. Falk
                         Michael S. Falk


                         COMMONWEALTH ASSOCIATES


                         By: /s/ Michael S. Falk
                                  Michael S. Falk

                                 EXHIBIT INDEX


EXHIBIT    DESCRIPTION                  PAGE

           Agreement of joint filing      25
1          pursuant to Rule 13d(1)-f
           promulgated under the
           Securities Exchange Act of
           1934, as amended



                                                                      SCHEDULE I


                       EXECUTIVE OFFICERS AND DIRECTORS

A.   CRAMER ROSENTHAL MCGLYNN INC. ("CRM")

          The name and present principal occupation or employment of each of the executive officers and directors of CRM is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, New York 10604.


Name and Positions                      Present Principal
Held                                    Occupation and Employment
- ----------------------------            ---------------------------

Gerald B. Cramer                        Chairman and a Director

Ronald H. McGlynn                       President and a Director

Edward J. Rosenthal                     Vice Chairman and a Director

Jay B. Abramson                         Executive Vice President, General
                                        Counsel and a Director

Fred M. Filoon                          Senior Vice President

Arthur J. Pergament                     Senior Vice President

Eugene A. Trainor                       Chief Financial Officer


B.   GOODNESS GARDENS INC.

          The name and present principal occupation or employment of each of the executive officers and directors of Goodness Gardens Inc. is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, New York 10604.

Name and Positions                      Present Principal
Held                                    Occupation and Employment
- ----------------------------            ---------------------------
Edward J. Rosenthal                     Chairman and a Director

Brian Murphy                            President and a Director

Loretta Citoli-Murphy                   Executive Vice President and a
                                        Director

Laura Himmelstein                       Treasurer

 C.  COMMONWEALTH ASSOCIATES ("CWA")

          The name and present principal occupation or employment of each of the executive officers and directors of CWA is set forth below. The business address of each such person is 733 Third Avenue, 24th Floor, New York, New York 10017.

Name and Positions                      Present Principal
Held                                    Occupation and Employment
- ----------------------------            ---------------------------
Michael S. Falk                         Chairman and Chief Executive Officer

John Robinson                           Vice Chairman

Robert Benret                           Co-Head of Investment Banking

Robert Priddy                           Chairman of ValuJet

Joseph Whynne                           Chief Financial Officer

Basil Asciutto                          Chief Operating Officer and
                                         Senior Managing Director

Mark Siegel                             Senior Managing Director

                                                                     SCHEDULE II


                            TRANSACTIONS IN COMMON
                                   STOCK OF
                            THE MICROCAP FUND, INC.
                           BY EACH REPORTING PERSON


Shares Purchased by Robert M. Pergament

                                                    Number of
                                                     Shares       Price Per   Total
Date                                               Purchased        Share      Cost
- ----                                              -----------     ---------  --------
11/07/95                                               10,000      $5.270    $ 52,700
11/10/95                                               10,000      $5.125    $ 51,250
02/02/96                                                3,000      $4.750    $ 14,250

Shares Purchased by Gerald B. Cramer


                                                    Number of
                                                     Shares       Price Per   Total
Date                                               Purchased        Share      Cost
- ----                                              -----------     ---------  --------
09/11/95                                               25,000      $5.125    $128,125
09/13/95                                               10,000      $5.250    $ 52,500
09/13/95                                               10,000      $5,125    $ 51,250
10/25/95                                                5,000      $5.125    $ 25,625
11/10/95                                                5,000      $5.125    $ 25,625
02/07/96                                               11,000      $4.750    $ 52,250

Shares Purchased by Ingleside Company


                                                    Number of
                                                     Shares       Price Per   Total
Date                                               Purchased        Share      Cost
- ----                                              -----------     ---------  --------
09/15/95                                               20,000      $5.188    $103,750
10/25/95                                                5,000      $5.125    $ 25,625
11/10/95                                               10,000      $5.125    $ 51,250
02/02/96                                                5,000      $4.750    $ 23,750

Shares Purchased by Edward J. Rosenthal


                                                    Number of
                                                     Shares       Price Per   Total
Date                                               Purchased        Share      Cost
- ----                                              -----------     ---------  --------
09/20/95                                               10,000      $5.250    $ 52,250
02/07/96                                                2,000      $4.750    $  9,500


Shares Purchased by Goodness Gardens Inc.

                                                    Number of
                                                     Shares       Price Per   Total
Date                                               Purchased        Share      Cost
- ----                                              -----------     ---------  --------
09/13/95                                                5,000      $5.125    $ 25,625


Shares Purchased by Robert L. Priddy


                                                    Number of
                                                     Shares       Price Per   Total
Date                                               Purchased        Share      Cost
- ----                                              -----------     ---------  --------
03/22/93                                               25,000      $10.00    $250,000
11/10/93                                               10,000      $ 8.88    $ 88,800
12/15/93                                               15,000      $ 8.88    $133,200
02/24/95                                                1,000      $ 5.65    $  5,650
02/24/95                                                1,000      $ 5.65    $  5,650
02/24/95                                                4,000      $ 5.65    $ 22,600
02/27/95                                                5,000      $ 5.88    $ 29,400
02/27/95                                                9,000      $ 5.88    $ 52,920
06/26/95                                               15,000      $ 4.88    $ 73,200
12/14/95                                               12,500      $ 5.50    $ 68,750
12/21/95                                               10,000      $ 5.50    $ 55,000
01/02/96                                                9,000      $ 5.50    $ 49,500
02/03/96                                                2,500      $ 5.06    $ 12,650
02/22/96                                                2,500      $ 5.00    $ 12,500
02/26/96                                                7,500      $ 5.00    $ 37,500
03/08/96                                                3,600      $ 5.00    $ 18,000

Shares Purchased by Michael S. Falk



                                                    Number of
                                                     Shares       Price Per   Total
Date                                               Purchased        Share      Cost
- ----                                              -----------     ---------  ---------
03/22/93                                                1,000       $10.00   $  10,000
03/22/93                                                3,000       $10.00   $  20,000
06/07/94                                                1,000       $ 7.50   $   7,500
06/07/94                                               14,000       $ 7.50   $ 105,000
06/07/94                                                  500       $ 7.50   $   3,750
05/24/95                                                1,500       $3.875   $5,812.50
05/24/95                                                  500       $3.875   $1,937.50
05/24/95                                                2,000       $3.875   $   7,750
05/24/95                                                1,000       $3.875   $   3,875

Shares Purchased by Commonwealth Associates



                                                    Number of
                                                     Shares       Price Per   Total
Date                                               Purchased        Share      Cost
- ----                                              -----------     ---------  ---------
03/02/93                                               10,000       $10.00    $100,000



                                   EXHIBIT I

                           AGREEMENT OF JOINT FILING


          Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Amendment, as so filed, is filed on behalf of each of them.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated:  April 8, 1996

                                    GELLER & FRIEND CAPITAL
                                       PARTNERS, INC.

               Marshall Geller      By: /s/ Marshall Geller


                                        /s/ Marshall Geller
                                              Marshall Geller


                                    /s/ Robert M. Pergament
                                    Robert M. Pergament


                                    CRAMER ROSENTHAL MCGLYNN, INC.


               Gerald B. Cramer     By: /s/ Gerald B. Cramer


                                    /s/ Gerald B. Cramer
                                         Gerald B. Cramer


                                    INGLESIDE COMPANY


               Barry Gray           By: /s/ Barry Gray


                                    /s/ Edward J. Rosenthal
                                         Edward J. Rosenthal


                                    GOODNESS GARDENS INC.


               Edward Rosenthal     By: /s/ Edward J. Rosenthal


                                        /s/ Robert L. Priddy
                                              Robert L. Priddy


                                    COMMONWEALTH ASSOCIATES


               Michael S. Falk      By: /s/ Michael S. Falk

                                        /s/ Michael S. Falk
                                              Michael S. Falk